Blount International, Inc.
4909 SE International Way
Portland, Oregon 97222-4679

Blount International, Inc. and Blount, Inc.
Registration Statement on Form S-3
Filed on February 24, 2006
File No. 333-132024

March 24, 2006

Dear Ms. Hardy and Ms. Lippmann:

This letter is in response to the comment letter dated March 13, 2006, to Richard H. Irving, III, regarding the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-3.

We respectfully submit the following responses to each comment contained in the comment letter. For the convenience of the Staff, we reproduce in bold font the text of each numbered paragraph in the comment letter and follow with our responses. Where requested, supplemental information is provided.

Concurrently with submitting this letter, Amendment No. 1 to our Registration Statement on Form S-3 is being electronically transmitted for filing under the Securities Act of 1933. We have enclosed a copy of Amendment No. 1 to the Form S-3 marked to show changes from the original filing of the Registration Statement.

If you have any questions or need additional information regarding our responses, please contact me at (503) 653-4569 or contact Ronald Cami of Cravath, Swaine & Moore LLP at (212) 474-1048.

                                Very truly yours,

                                /s/ RICHARD H. IRVING, III
                                Richard H. Irving, III, Esq.
                                Senior Vice President, General Counsel
                                and Secretary, Blount International, Inc.
                                and Blount, Inc.

Ms. Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Ms. Brigitte Lippmann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

cc: Mr. Ronald Cami, Cravath, Swaine & Moore LLP

General

1.
Please tell us the aggregate market value of the voting and non-voting common equity held by non-affiliates on the date that you filed the Form S-3. In this respect, we note that according to your 2005 10-K, this amount was approximately $652 million, but that according to your 2004 10-K, the amount was approximately $55 million. We also note that you filed a Form S-3 in December 2004. Please advise.

At February 24, 2006, the aggregate market value of the voting and non-voting common equity of Blount International, Inc. (together with its direct and indirect subsidiaries, sometimes “Blount International”, “we”, “us” or “our”) held by non-affiliates was just over $639 million. This was calculated by multiplying the number of shares held by non-affiliates (37,914,640) by the last sales price for our common stock on such date as reported by the New York Stock Exchange ($16.86).

The increase in the aggregate market value of our common equity held by our non-affiliates was due in large part to (1) a public offering of our common stock in August 2004 of 13.8 million shares and (2) secondary public offerings of our common stock by our largest shareholder, Lehman Brothers Merchant Banking Partners II, L.P. (“Lehman Brothers”), of approximately 11.3 million shares in December 2004 and 7.1 million shares in June 2005. The result of these three offerings was to greatly increase the number of shares held by non-affiliates.

The reference to the $55 million in the 2004 10-K was as of June 30, 2004, and the reference to the $652 million in the 2005 10-K was as of June 30, 2005. The three transactions above occurred between these two dates. Please see our response to Comment 17 below for additional information regarding Lehman Brothers’ ownership of our shares of common stock.

2.
Supplementally confirm to us that Blount, Inc. meets the registrant requirements for the unallocated shelf procedure on Form S-3. Further, please explain the basis for your position. Assuming that Blount, Inc. is eligible to use Form S-3, the amount of securities registered should be allocated between the two issuers. In addition, the table and footnotes should be revised to indicate the amount of securities to be issued by each registrant. In the event that Blount, Inc. is eligible to use general instruction I.B.2 but is not eligible to use general instruction I.B.1, the table should reflect that Blount, Inc. will only be issuing non-convertible investment grade securities. In addition, the prospectus should be revised throughout to reflect the securities being issued by each registrant.

We supplementally confirm that Blount, Inc. meets the registrant requirements for the unallocated shelf procedure on Form S-3. Under General Instructions I.C.3 and I.C.4 to Form S-3, non-convertible securities (other than equity) of a majority-owned subsidiary or its parent, and the guarantees thereof by the parent or the subsidiary, respectively, may be registered on Form S-3 if the parent meets the Registrant Requirements and the applicable Transaction Requirement and the guarantees are full and unconditional (as defined in Rule 3-10 of Regulation S-X). It is our intention to register non-convertible debt securities and the guarantees thereof by each of Blount International and Blount, Inc. pursuant to these instructions. We have revised the fee table and footnotes thereto, along with the disclosure on page 7 of the prospectus, to more clearly reflect this intent.

3.
It appears from the fee table that you are registering warrants for resale. Please describe these outstanding warrants in the prospectus. Note that if warrants can be converted within a year, we view the underlying debt securities or shares as being the subject of an offer that must be registered or made pursuant to an exemption. Please advise. File any warrant agreements as exhibits.

We have determined that we do not wish to register warrants with this Registration Statement in light of the fact that no warrants remain outstanding after the exercise of all previously issued warrants.

4.
We note that there were several takedowns under your previous shelf registration statement. With respect to the most recent takedown in June 2005, please provide us your analysis of why the underwriting agreement was not filed as a material agreement under established standards of materiality and with reference to Instruction 1 to Item 1.01 of Form 8-K. Also explain why you did not file a legal opinion with each takedown.

In this respect, please confirm to us that you will file an unqualified legal opinion, either in a post-effective amendment or in a Form 8-K, for each takedown. See Telephone Interp. D.11 (July 1997) on this matter, which is publicly available on our website. Also file the underwriting agreement for any underwritten offerings if it represents a material agreement.

Item 601(b)(10)(ii) of Regulation S-K (as referenced in Instruction 1 to Item 1.01 of Form 8-K) does not require any agreement listed therein to be filed if “immaterial in . . . significance”. The underwriting agreement entered into in connection with the June 2005 takedown was nearly identical (on a substantive basis) to the underwriting agreement already filed as an exhibit to our Form 8-K filed December 16, 2004. The only substantive differences were the insertion of the pricing information of the transaction, all of which was publicly disclosed separately.  Accordingly, we do not believe we were required to file the June 2005 agreement with the Commission.

We had intended to file the legal opinions to which the Commission refers. Unfortunately, this opinion was inadvertently not filed. We are today filing this opinion separately. We regret the error. Further, we confirm that we will file an unqualified legal opinion, either in a post-effective amendment or in a Form 8-K, for each takedown hereafter.

5.
Please note that it may be appropriate to include risk factors in your takedown supplements on issues specific to the securities such as the lack of an intention to list the debt securities on any trading market.

We acknowledge that it may be appropriate to include risk factors in our takedown supplements on issues, among others, specific to the securities being sold such as the lack of an intention to list the debt securities on any trading market.

6.
The officers of Blount, Inc. should sign the registration statement as an additional registrant. In addition, Blount, Inc. should also file separately the Form S-3 on EDGAR as an additional registrant.

The officers and directors of Blount, Inc. are the same as the officers and directors of Blount International. However, we have revised the signature blocks of the Registration Statement to make clear that Blount, Inc. is an additional registrant whose officers are also signing. We are filing today Amendment No. 1 to Form S-3 for both registrants.

Registration Cover Page

7.	In footnote (4), clarify whether you are using Rule 429 to combine the previous shelf registration statement or if you are merely carrying forward the filing fee.

We have clarified footnote (4) to the fee table to reflect that we are merely carrying forward the filing fee and are not combining the previous shelf Registration Statement.

8.
We note disclosure on page 7 that debt securities may be guaranteed. Please confirm that if you issue debt securities that are guaranteed or if you qualify an indenture that includes guarantees, you will register the guarantees, revise your legal opinion to opine on their enforceability and will revise the registration fee table accordingly.

We confirm that if we issue debt securities that are guaranteed by guarantors other than Blount International or Blount, Inc., or if we qualify an indenture that includes guarantees by guarantors other than Blount International or Blount, Inc., we will (1) register the guarantees, (2) revise our legal opinion to opine on their enforceability and (3) revise the registration fee table accordingly.

9.	Please confirm that as shares of the underlying common stock are offered and sold, you will count them against the dollar amount of the securities remaining on this registration statement.

We confirm that if and as shares of the underlying common stock are offered and sold, we will count them against the dollar amount of the securities remaining on the Registration Statement.

Prospectus Cover Page

10.	Please identify the affiliates that are selling shares.

We have revised the cover page of the prospectus to identify the affiliates that are selling shares.

Use of Proceeds, page 5

11.	Supplementally confirm to us that your takedown supplements will disclose the amount and terms of any debt you may pay off with proceeds from the sale of the securities.

We supplementally confirm that our takedown supplements will disclose the amount and terms of any debt we may pay off with proceeds from the sale of the securities.

Selling Shareholders, page 16

12.
We note from the registration fee table that the secondary offering includes warrants and common stock. Please clarify here and in the fee table whether the common stock listed represents shares underlying the warrants. If this registration statement covers the resale of the warrants, please include those in this table.

As indicated in our response to Comment 3 above, no warrants are being registered on this Registration Statement. Accordingly, no shares of common stock being registered for sale represent shares underlying warrants being registered for resale.

13.	Please update the information in this section to the most recent practicable date.

We have updated the information in this section to the most recent practicable date, February 24, 2006.

14.	Please identify in footnotes to the table, the number of shares underlying options or warrants for each selling shareholder.

We have added footnotes to the table on page 17 to include the requested disclosure with respect to outstanding options. As indicated in our response to Comment 3 above, there are no outstanding warrants.

15.
Please delete the reference in the second paragraph that you “have not independently verified this information” to eliminate the implication that you are not responsible for the accuracy of the information included in the prospectus.

We have deleted the referenced clause.

16.	Please name the office or other material relationship each selling shareholder has with the company or its affiliates. See Item 507 of Regulation S-K.

We have revised the prospectus in response to the Commission’s comment by adding several footnotes to the table on page 17 that describe any material relationships for which disclosure is required under Item 507 of Regulation S-K.

17.	Disclose how each selling shareholder acquired the shares or warrants they are selling.

We have revised the prospectus in response to the Commission’s comment by adding the following paragraphs to page 16 after the heading “Selling Shareholders”:

“The selling shareholders named below acquired their respective shareholdings in a merger and recapitalization transaction that occurred in August 1999. Immediately following that transaction, Lehman Brothers Merchant Banking Partners II, L.P. and its affiliates (“Lehman Brothers”) controlled approximately 85% of our outstanding Common Stock. In exchange for an additional investment of $20 million in March 2001, Lehman Brothers received, in addition to a convertible debt instrument, warrants to acquire an additional 1,000,000 shares of our Common Stock, exercisable immediately at $.01 per share. Lehman Brothers exercised all of these warrants in June 2005, acquiring 1,000,000 additional shares of our Common Stock.

“Lehman Brothers reduced its ownership in us through secondary public offerings of our Common Stock in December 2004 and June 2005. As a result of these two secondary offerings, Lehman Brothers owned approximately 19% of our Common Stock as of February 24, 2006."

As indicated in our response to Comment 3 above, no warrants are being registered on this Registration Statement.

18.
Please disclose whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter and you must amend the filing to a form for which you are eligible to do a primary offering. If a selling shareholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Based on statements made to us by Lehman Brothers, we supplementally confirm to the Commission that the affiliate of Lehman Brothers that would be a selling shareholder is not a broker-dealer but is an affiliate of a broker-dealer. None of the other selling shareholders are affiliated with a broker-dealer. As noted above, Lehman Brothers purchased the shares in 1999 and has held them ever since. Lehman Brothers has confirmed to us, and our understanding is, that all of these purchases were made in the ordinary course of its investment business and that at the time of purchase there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We respectfully submit that in light of the length of time Lehman Brothers has held these shares, it is inappropriate for us to make the requested representation in the prospectus. Further, in light of our response to Comment 20, we believe there is no policy or other reason for making the requested representations.

19.
Please confirm that none of the sellers currently have open positions in the common stock. If any of the sellers do have short positions, please indicate the size of the short position. Supplementally confirm that you are aware of Telephone Interp. A.65 (July 1997) on this matter, which is publicly available on our website.

Lehman Brothers has confirmed to us, and our understanding is, that it has no open position in the common stock. Furthermore, our understanding is that none of the other selling shareholders has such a position. We also confirm that we are aware of Telephone Interpretation A.65 (July 1997).

20.	Please revise this section to indicate that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

We have made the requested change to page 20 of the prospectus.

Exhibits

21.
Exhibits must be included in separate exhibit documents appropriately labeled on EDGAR. Please refile your exhibits separately from the primary filing in your next EDGAR submission. Call EDGAR Filer Support at (202) 551-8900 if you require assistance.

We will take appropriate steps to ensure that our exhibits are properly filed in our next EDGAR submission.

22.	Trust indentures must be qualified prior to effectiveness. File the form of indenture before requesting acceleration of the registration statement’s effectiveness.

We confirm that we will file the form of indenture before requesting acceleration of the Registration Statement’s effectiveness.

Exhibit 5.1 - Legal Opinion

23.	Please provide an unqualified legal opinion covering the resale shares.

Cravath, Swaine & Moore LLP (“Cravath”), counsel to the Company, has revised its opinion to express an unqualified legal opinion covering the resale shares.

24.	Trust indentures must be qualified prior to effectiveness. In paragraph 1, please delete clause (D).

Clause (D) has been deleted in the revised opinion.

25.	Counsel must opine that the warrants are binding obligations under the state contract law governing the warrant agreement. Please revise.

As indicated in our response to Comment 3 above, no warrants are being registered on this Registration Statement. Accordingly, the revision to which the Commission refers is unnecessary.

26.
Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement. Please see Section VIII.A.14 of our November 14, 2000 Current Issues Outline if you need more information.

Cravath will confirm supplementally under separate cover that it does not intend to exclude the Delaware Constitution from its references to the

Delaware General Corporation Law. This correspondence will be filed on EDGAR.

Exhibit 24.1 - Power of Attorney

27.
We note the signatories that purport to sign the registration statement by signing the Exhibit 24.1 Power of Attorney. Please revise so that each required signatory actually signs the registration statement.

Our Form S-3 indicated immediately before the signature blocks that each signatory was signing the Registration Statement as well as the power of attorney. To make this clearer, however, we have revised the Registration Statement to include a separate signature block for the power of attorney.

28.	Please revise to indicate that the principal accounting officer or controller has also signed the registration statement pursuant to Instruction 1 to Signatures on Form S-3.

We have revised the Registration Statement to indicate that, pursuant to Instruction 1 to Signatures on Form S-3, Calvin E. Jenness has signed the Registration Statement in his capacity as Senior Vice President and Chief Financial Officer and as principal accounting officer of each of the registrants.